UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 1, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 01 August 2019 entitled ‘COMPLETION - ACQUISITION OF LIBERTY GLOBAL ASSETS’

VODAFONE COMPLETES ACQUISITION OF EUROPEAN LIBERTY GLOBAL ASSETS

London, 31 July 2019 — Vodafone Group Plc announces today that it has completed the acquisition of Liberty Global’s operations in Germany and the Czech Republic, Hungary, and Romania (CEE) for a total enterprise value of €18.4 billion.

Vodafone now becomes Europe’s leading converged operator with 54 million cable and fibre households ‘on-net’ and a total next-generation network reach of 124 million homes and businesses.1 Almost half of Vodafone’s consumer European service revenues now come from growing fixed and converged services.

Vodafone Group CEO Nick Read said: “With the acquisition of Liberty’s assets in Germany and CEE, we have completed our transformation into Europe’s leading converged operator. Not only have we reshaped our business, becoming the owner of the largest gigabit-capable next generation network infrastructure in the region, we are now able to play our part in realising the digital society for millions of customers.”

1.  Pro-forma as of 30 June 2019

- ends -

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 42 more, and fixed broadband operations in 19 markets. As of 30 June 2019, Vodafone Group had approximately 640 million mobile customers, 21 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 1, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary